香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

Hongkong Electric Centre, 44 Kennedy Road, Hong Kong
Tel : 2843 3111 Fax : 2810 0506
Website : www.hec.com.hk

4th March 2008

[redacted]

BY AIR MAIL

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-4086

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

Appointment of Executive Director and Change of Executive Responsibilities of Director

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,

Lillian Wong
COMPANY SECRETARY

3/21

Enc.
LW/jh

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

於香港註冊成立的有限公司
Incorporated in Hong Kong with limited liability
股份代號 Stock Code: 0006

港燈
HK Electric

APPOINTMENT OF EXECUTIVE DIRECTOR AND CHANGE OF EXECUTIVE RESPONSIBILITIES OF DIRECTOR

The Board of Directors of Hongkong Electric Holdings Limited ("Company") announces that Mr. Yuen Sui See has been appointed an Executive Director of the Company with effect from 1st March 2008. With effect from the same date, Mr. Wan Chi Tin, an Executive Director, will in addition to his existing responsibilities for Corporate Development and Information Technology Services, assume responsibility for the Projects Division.

Mr. Yuen Sui See, aged 57, has also been appointed a Director of The Hongkong Electric Company, Limited ("HEC"), a wholly owned subsidiary of the Company, with effect from 1st March 2008, and is a Director of certain other subsidiaries of the Company. Mr. Yuen joined the Hongkong Electric Group ("Group") in May 1986 and prior to his appointment as an Executive Director, was General Manager (Transmission & Distribution). He has been re-titled Director of Operations with effect from 1st March 2008. Mr. Yuen has over 30 years of experience in the transmission and distribution of electricity. He holds a Bachelor of Science degree and a Master of Science degree in Engineering. He is a Chartered Engineer in the United Kingdom, a Registered Professional Engineer in Hong Kong and a Fellow of the Hong Kong Institution of Engineers. Mr. Yuen does not have any relationship with any other Director, senior management or substantial or controlling shareholders of the Company. He has a personal interest in 1,500 shares of the Company. Mr. Yuen's emoluments covered by his service contract (which includes his basic salary, allowances and benefits) are approximately HK$3.7 million per annum and he is entitled to such amount of discretionary bonus as approved by the Remuneration Committee. Such emoluments were determined with reference to the Company's performance and profitability, as well as remuneration benchmarks in the industry and the prevailing market conditions. Mr. Yuen is also entitled to a Director's fee of HK$70,000 per annum. Pursuant to the articles of association of the Company, Mr. Yuen will hold office until the next annual general meeting of the Company and will be eligible for re-election. Mr. Yuen does not have any information to disclose pursuant to Rule 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). There are no other matters of significance concerning Mr. Yuen that need to be brought to the attention of shareholders.

Mr. Wan Chi Tin, aged 57, was appointed an Executive Director in December 2005. He is also a Director of HEC and certain other subsidiaries and associate companies of the Company. Mr Wan has worked with the Group since 1978, holding various positions within different Group

companies. Between September 2000 and June 2003 he served as Chief Executive Officer of Powercor Australia Limited and Citipower Pty, both associate companies of the Group in Australia. He returned to Hong Kong in July 2003 taking up the role of General Manager (Corporate Development). He has been re-titled Director of Engineering (Planning & Development) with effect from 1st March 2008. Mr. Wan holds a Bachelor of Science degree in Electrical Engineering and is also a Chartered Engineer. He is an honorary Fellow of the Energy Institute, a Fellow of the Institution of Engineering and Technology and a Fellow of the Hong Kong Institution of Engineers. Mr. Wan does not have any relationship with any other Director, senior management or substantial or controlling shareholders of the Company. He does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Wan's emoluments covered by his service contract (which includes his basic salary, allowances and benefits) are approximately HK$4.7 million per annum and he is entitled to such amount of discretionary bonus as approved by the Remuneration Committee. Such emoluments were determined with reference to the Company's performance and profitability, as well as remuneration benchmarks in the industry and the prevailing market conditions. Mr. Wan is also entitled to a Director's fee of HK$70,000 per annum. Pursuant to the articles of association of the Company, Mr. Wan is subject to retirement by rotation and re-election at annual general meeting every three years. He does not have any information to disclose pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules. There are no other matters of significance concerning Mr. Wan that need to be brought to the attention of shareholders.

By Order of the Board
Lillian Wong
Company Secretary

Hong Kong, 3rd March, 2008

As at the date of this announcement, the Directors of the Company are:

Executive Directors:	Mr. FOK Kin Ning, Canning (Chairman), Mr. TSO Kai Sum (Group Managing Director), Mrs. CHOW WOO Mo Fong, Susan (also alternate to Mr. FOK Kin Ning, Canning and Mr. Frank John SIXT), Mr. Andrew John HUNTER, Mr. KAM Hing Lam (Alternate Director to Mr. KAM: Mr. CHAN Loi Shun), Mr. LEE Lan Yee, Francis, Mr. LI Tzar Kuoi, Victor, Mr. Neil Douglas MCGEE, Mr. Frank John SIXT, Mr. WAN Chi Tin and Mr. YUEN Sui See.
Non-executive Directors:	Mr. Ronald Joseph ARCULLI and Mr. George Colin MAGNUS.
Independent Non-executive Directors:	Mr. Holger KLUGE, Mr. Ralph Raymond SHEA and Mr. WONG Chung Hin.

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

於香港註冊成立的有限公司
Incorporated in Hong Kong with limited liability
股份代號 Stock Code: 0006

港燈
HK Electric

委任執行董事及董事行政責任變動

香港電燈集團有限公司(「本公司」)董事局宣佈，阮水師先生由二零零八年三月一日起獲委任爲本公司執行董事。執行董事尹志田先生除集團發展及資訊科技服務外，將同時承擔工程建設科職責，於同日生效。

阮水師先生，五十七歲，由二零零八年三月一日起亦獲委任爲本公司全資附屬公司香港電燈有限公司(「港燈」)之董事，阮先生亦爲若干其他本公司的附屬公司之董事。阮先生於一九八六年五月加入香港電燈集團(「本集團」)，而在被委任爲執行董事前，阮先生爲輸配電科總經理。阮先生之職位名稱已於二零零八年三月一日更改爲營運董事。阮先生從事輸配電業務逾三十年。阮先生持有工程學士及碩士學位，並爲英國特許工程師，香港註冊專業工程師及香港工程師學會資深會士。阮先生與本公司任何其他董事、高級管理層或主要或控股股東均無任何關係。阮先生個人持有本公司股份 1,500 股。按阮先生之服務合約，其每年的酬金約爲港幣三百七十萬元(包括底薪、津貼及福利) 以及由薪酬委員會批准的酌情花紅。此等酬金乃參照本公司業績與盈利狀況、同業水平及市場環境而釐定。阮先生之董事袍金爲每年港幣七萬元。根據本公司組織章程細則，阮先生將出任董事直至本公司下屆股東週年大會爲止，並於屆時合資格膺選連任。阮先生並無任何根據上市規則第 13.51(2)(h)至(v)條的規定而須披露的資料。概無其他有關阮先生之重大事項須股東垂注。

尹志田先生，五十七歲，於二零零五年十二月獲委任爲執行董事。尹先生亦爲港燈及本公司若干附屬及聯營公司之董事。尹先生自一九七八年起任職於本集團，曾出任集團旗下多間附屬公司的不同職位。在二零零零年九月至二零零三年六月期間出任集團位於澳洲的聯營公司 Powercor Australia Limited 及 CitiPower Pty 行政總裁。尹先生其後於二零零三年七月回港擔任集團發展總經理。尹先生的職位名稱已於二零零八年三月一日更改爲工程及發展董事。 尹先生持有電機工程理學士學位，並爲特許工程師 。 尹先生亦爲

能源學會榮譽資深會士、工程及科技學會及香港工程師學會資深會士。尹先生與本公司任何其他董事、高級管理層或主要或控股股東均無任何關係。根據證券及期貨條例第XV 部，尹先生並無擁有本公司股份之任何權益。按尹先生之服務合約，其每年的酬金約為港幣四百七十萬元 (包括底薪、津貼及福利) 以及由薪酬委員會批准的酌情花紅。此等酬金乃參照本公司業績與盈利狀況、同業水平及市場環境而釐定。尹先生之董事袍金為每年港幣七萬元。根據本公司組織章程細則，尹先生須每三年於股東週年大會上退任並於屆時膺選連任。尹先生並無任何根據上市規則第 13.51(2)(h)至(v)條的規定而須披露的資料。概無其他有關尹先生之重大事項須股東垂注。

承董事局命
公司秘書
黃莉華

香港，二零零八年三月三日

於本公布日期，本公司董事為：

執行董事：　翟建寧先生(主席)、曹榮森先生(集團董事總經理)、周胡慕芳女士(亦為翟建寧先生及陸法蘭先生之替任董事)、甄達安先生、甘慶林先生(甘先生之替任董事 ：陳來順先生)、李蘭意先生、李澤鉅先生、麥堅先生、陸法蘭先生、尹志田先生及阮水師先生。

非執行董事:　夏佳理先生及麥理思先生。

獨立非執行董事:　顧浩格先生、佘頌平先生及黃頌顯先生。

END